UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.___)*


                        First Chester County Corporation

                                (Name of Issuer)


                     Common Stock, par value $1.00 per share

                         (Title of Class of Securities)


                                   33749210-2
                                 (CUSIP Number)

                                  June 30, 2004

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |      Rule 13d-1(b)

| |      Rule 13d-1(c)

|X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. OMB Number: 3235-0145 Expires: December 31, 2005

CUSIP No
                  33749210-2
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         1.       Names of Reporting Person:
                  I.R.S. Identification Nos. of above person (entities only):

                           Stephanie Swope
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         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a)

                  (b)

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         3.       SEC Use Only

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         4.       Citizenship or Place of Organization
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Number of         5.       Sole Voting Power
Shares Bene-                                                              43,715
ficially by       6.       Shared Voting Power
Owned by Each                                                            124,143
Reporting         7.       Sole Dispositive Power
Person With:                                                              43,715
                  8.       Shared Dispositive Power
                                                                         124,143
--------------------------------------------------------------------------------

         9.       Aggregate Amount Beneficially Owned By Each Reporting Person
                                                                         229,084

        10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

        11.       Percent of Class Represented by Amount in Row (9)        5.07%

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         12.      Type of Reporting Person (See Instructions)                IN

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

Item 1.
(a)      Name of Issuer:  First Chester County Corporation

(b) Address of Issuer's Principal Executive Offices: 9 North High Street, West Chester, PA 19380


Item 2.

(a)      Name of Person Filing:  Stephanie Swope

(b)      Address of Principal Business Office or, if none, Residence:
         200 W. Ashbridge Street,  West Chester, PA  19380

(c)      Citizenship:  USA

(d)      Title of Class of Securities:  Common Stock, par value $1.00 per share

(e)      CUSIP Number:  33749210-2


Item 3. If this statement is filed pursuant to ss.ss.240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      | | Broker or dealer registered under section 15 of the Act
             (15 U.S.C. 78o).

(b)      | | Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      | | Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).

(d)      | | Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

(e)      | | An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)      | | An employee benefit plan or endowment fund in accordance with
             ss.240.13d-1(b)(1)(ii)(F);

(g)      | | A parent holding company or control person in accordance with
             ss. 240.1 3d-1(b)(1)(ii)(G);

(h)      | | A savings associations as defined in Section 3(b) of the Federal
             Deposit Insurance Act(12 U.S.C. 1813);

(i)      | | A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)      | | Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

(a)      Amount beneficially owned:  229,084

(b)      Percent of class:  5.07%

(c)      Number of shares as to which the person has:


        (i)    Sole power to vote or to direct the vote:  43,715

        (ii)   Shared power to vote or to direct the vote:  124,143

        (iii)  Sole power to dispose or to direct the disposition of:  43,715

        (iv)   Shared power to dispose or to direct the disposition of:  124,143


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     The total shares reported as beneficially owned by the reporting person include: 61,500 shares that may be acquired through the exercise of options that may be exercised prior to April 29, 2004, and 123,869 shares held by the Estate of Charles E. Swope of which the reporting person is co-executor.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8. Identification and Classification of Members of the Group

         Not applicable.

Item 9. Notice of Dissolution of Group

         Not applicable.

Item 10.  Certification

     Not applicable. This statement is filed pursuant to Rule 240.13d-1(d) due to the vesting of certain options to purchase shares of the Issuer that result in the reporting person becoming the beneficial owner of more than 5% of the outstanding shares of Common Stock of the Issuer.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        06-30-04
                                                    ----------------------------
                                                    Date

                                                    /s/ Stephanie Swope
                                                    ----------------------------
                                                    Signature


                                                    Stephanie Swope
                                                    ----------------------------
                                                    Name